Exhibit 12

Radian Group Inc.
Ratio of Earnings to Fixed Charges

(In thousands)	Three Months Ended	Fiscal Years Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009
Net earnings (loss)	$202,759	$(196,985)	$(451,468)	$302,150	$(1,805,867)	$(147,879)
Federal and state income tax (benefit) provision	(241)	(10,070)	7,271	66,362	226,189	(94,401)
Earnings (loss) before income taxes	202,518	(207,055)	(444,197)	368,512	(1,579,678)	(242,280)
Equity in net loss (income) of affiliates	13	(1)	13	(65)	(14,668)	(33,226)
Distributed income from equity investees	—	—	92	—	29,498	11,040
Net earnings (loss)	202,531	(207,056)	(444,092)	368,447	(1,564,848)	(264,466)
Fixed charges:
Interest	19,927	74,618	51,832	61,394	41,777	46,010
One-Third of all rentals	419	1,432	1,873	1,678	1,621	2,496
Fixed charges	20,346	76,050	53,705	63,072	43,398	48,506
Net earnings (loss) available for fixed charges (1)	$222,877	$(131,006)	$(390,387)	$431,519	$(1,521,450)	$(215,960)
Ratio of net earnings (loss) to fixed charges	11.0x	(2)	(2)	6.8x	(2)	(2)

(1)	We do not have any preferred stock for any of the periods presented.

(2)
For the fiscal years ended 2013, 2012, 2010 and 2009, earnings were not adequate to cover fixed charges in the amount $(131,006), $(390,387), $(1,521,450) and $(215,960), respectively. Interest on tax accruals that are non-third party indebtedness are excluded from the calculations.